-FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE 8-31-02

For the month of August 2002

HSBC Bank plc

Poultry, London, EC2P 2BX, England

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ✓ Form 40-F ______]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ______ No ✓]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ______________________________]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Bank plc

By: [signature]
Name: I B Marshall
Title: Company Secretary

Dated: August 30, 2002

HSBC BANK plc
HSBC Press Releases/Notifications for the month of August 2002

Date	Title of Press Release/Reason for Notification
9 August	Dealings by Directors: Mr D W Baker
21 August	Dealings by Directors: Mr C-H Filippi

AVS No. 842436

DEALINGS BY DIRECTORS

1. Name of Company HSBC BANK PLC	2. Name of Director D W BAKER
3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest In respect of the Director	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) Mrs B Baker 34,560 Mr D W Baker 21,569 Abacus Corporate Trustee Limited 68,067
5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected persons As in 3. Above	6. Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction Acquisition – exercise of SAYE contract

7. Number of shares/amount of stock acquired 669 Mr D W Baker	8. Percentage of issued class De minimis	9. Number of shares/amount of stock disposed	10. Percentage of issued class De minimis
11. Class of security HSBC HOLDINGS PLC Ordinary Shares of US$0.50 each	12. Price per share/ unit of stock £4.5206	13. Date of transaction 8 August 2002	14. Date Company informed 9 August 2002

15. Total holding following this notification 124,196 HSBC Holdings plc Ordinary Shares of US$0.50 each	16 . Total percentage of holding of issued capital following this notification De minimis

If a Director has been granted options by the company please complete the following boxes

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification.

23. Any additional information	24. Name of contact and telephone number for queries R H Musgrove, Assistant Secretary 0207 260 0375
25. Name and signature of authorised company official responsible for making this notification Date of notification 9 August 2002	As in 24 above

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Bank plc

2) Name of director

C-H Filippi

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

C-H Filippi 249,870

Marie Filippi (spouse) 10,000

Manuella Filippi (daughter) 3,000

Juliette Filippi (daughter) 3,000

Jean-Felix Filippi (son) 5,000

Paul Filippi (son) 5,000

HSBC Trustee (C.I.) Limited 36,427,015 (technical interest)*

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of shares held in own name

7) Number of shares/amount of stock acquired

Nil

8) Percentage of issued class

9) Number of shares/amount of stock disposed

110,000

10) Percentage of issued class

De minimis

11) Class of security

HSBC Holdings plc Ordinary Shares of US$0.50 each

12) Price per share

3,000 @ €11.79
12,830 @ €11.80
36,000 @ €11.85
27,830 @ €11.90
5,000 @ €11.94
10,000 @ €11.98
15,340 @ €12.00

Total disposals 110,000 shares

13) Date of transaction

19 August 2002

14) Date company informed

20 August 2002

15) Total holding following this notification

275,870 HSBC Holdings plc ordinary shares of US$0.50 each - beneficial interest

36,427,015 HSBC Trustee (C.I.) Limited (technical interest) *

* Following the acquisition of Crédit Commercial de France ("CCF") by HSBC Holdings plc, outstanding options over CCF shares granted between 1994 and 1999 (for nil consideration) have vested. On exercise of the options, the CCF shares will become exchangeable for HSBC Holdings plc Ordinary Shares of US$0.50 each ("HSBC shares") in the same ratio as for the acquisition of CCF - 13 HSBC shares for 1 CCF share. The HSBC shares are to be provided through the HSBC Holdings General Employee Benefit Trust ("the Trust"), the Trustee of which is HSBC Trustee (C.I.) Limited.

Mr Filippi holds options over 66,000 CCF shares which he is obliged, upon exercise, to exchange for 858,000 (66,000 x 13) HSBC shares. Additionally, as a beneficiary of the Trust he has a technical interest in all of the HSBC shares held by the Trust (including the HSBC shares which correspond to his options).

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Robert Musgrove, Assistant Secretary 020 7260 0375

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 21 August 2002